FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 28, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 28, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

NEWS RELEASE

For Immediate Release

Norsat Names George Dorin Chief Financial Officer

(Vancouver , Canada) September 28, 2005 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today the hiring of George Dorin, a member of the Institute of Chartered Accountants, with more than 25 years of national and international experience in financial management, strategic planning, business development and related disciplines, as its Chief Financial Officer.

Dorin most recently served as CFO and Corporate Secretary of GPS Industries, Inc., a wireless technology company with offices in Canada, the United States and England. Dorin also currently serves on the Board of Directors and is Chair of the Audit Committee of Cantronic Systems, a technology company in Coquitlam, B.C.

“George Dorin brings us a wealth of upper level management and consultant experience with technology-related businesses and in other industries,” said William Coyne III, Norsat President and CEO.  “George’s broad background and professional expertise make him a good fit with our management team to help us continue to progress in every aspect of our business.”

Dorin has a Masters degree in economics from the London School of Economics and degrees in science and accounting from the University of British Columbia.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovations include the Norsat OmniLink™ and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

More Information Contact:

Bill Coyne

President & CEO

Norsat International Inc.

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com
Customer Development & Customer Service from Seattle, Vancouver, New York, London, Zurich

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